Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2008

Mr. Philip V. Bancroft
Chief Financial Officer
ACE Ltd.
17 Woodbourne Avenue
Hamilton HM 08
Bermuda

Re: ACE Ltd
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed on February 29, 2008
         File No. 001-11778

Dear Mr. Bancroft:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business

Analysis of Losses and Loss Expense Development, page 13

1.   Removing the historical loss information of AGO from your ten year
        development table does not appear to be in compliance with Industry Guide 6
        because the financial information in the table does not appear to be based on
        financial information that complies with generally accepted accounting principles.
        Please refer to the first sentence of Item 2.B. of Industry Guide 6. In this regard,
        it appears that due to the removal of AGO's loss reserve information, the
        information presented in the table is not consistent with your historical financial
        statements. In addition, by removing AGO's loss reserve information, the table
        does not fully portray your loss reserve history while you managed AGO. Please
        revise your ten year development table to include the loss reserve information
        related to dispositions through the date of disposition. To the extent that the
        effects of disposals on your reserves are necessary to understand the table, you
        may provide additional information of these effects by way of separate tables or
        narrative disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies
Investments, page 46

2.   You disclosed that your fixed maturity investment portfolio and equity securities
        were valued in part based on market prices provided by independent pricing
        services and external valuations. While you are not required to make reference to
        the independent pricing services and external valuations, when you do you must
        also disclose the name of the independent pricing service or external valuation
        specialist. If you include or incorporate by reference this disclosure into a 1933
        Securities Act filing, you will also need to include the consent of the independent
        pricing service or external valuation specialist.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-4

3.   Since the report filed does not contain a typed signature of your auditor, please
        confirm that they provided you a manually signed report that is the same as the
        one included in your filing and that you have retained it for your records.

                                        *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant